FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of
November, 2010

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T E LOVELL By T E LOVELL SECRETARY

Date:  1 December, 2010

EXHIBIT INDEX

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EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 1 December, 2010

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit 1: Stock Exchange Announcement dated 8 November 2010 entitled 'Director/PDMR Shareholding'
Exhibit 2: Stock Exchange Announcement dated 9 November 2010 entitled 'Director/PDMR Shareholding'
Exhibit 3: Stock Exchange Announcement dated 22 November 2010 entitled 'Director/PDMR Shareholding'
Exhibit 4: Stock Exchange Announcement dated 26 November 2010 entitled 'Unilever move to Quarterly Trading Statements 2011'

Exhibit 1:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 5 November 2010 that on 5 November 2010 the following supplemental awards were granted to PDMRs:

Unilever Global Share Incentive Plan 2007 (GSIP)

The following number of Unilever PLC Ordinary shares of 3 1/9p each were awarded with conditional rights pursuant to the Unilever Global Share Incentive Plan 2007:

Mr D Lewis (PDMR)	4,493

Mr KF Weed (PDMR)	4,493

The above transactions were carried out in the UK.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:

HOLLY SCOTT - +44(0)207 822 5927

Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - GROUP SECRETARY

8 November 2010

Exhibit 2:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 9 November 2010 that on 8 November 2010 the following restricted stock awards vested:

Unilever Global Share Incentive Plan 2007 (GSIP)

Mr P G J M Polman (Director) -

received 14,585 Unilever PLC Ordinary shares of 3 1/9p each after 7,966 were sold to meet tax liabilities at a price of 1901p per share.

Mr P L Sigismondi (PDMR) -

received 1,461 Unilever PLC Ordinary shares of 3 1/9p each after 1,522 were sold to meet tax liabilities at a price of 1901p per share.

The above transactions were carried out in the UK.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:

HOLLY SCOTT - +44(0)207 822 5927

Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - GROUP SECRETARY

9 November 2010

Exhibit 3:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 22 November 2010 of the following transaction which took place on 19 November 2010:

Mr A J Ogg (PDMR)

sold 3,637 Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share at a price of US$30.13 per share.

The above transaction was carried out in the USA.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:

HOLLY SCOTT - +44(0)207 822 5927

Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - COMPANY SECRETARY

22 November 2010

Exhibit 4:
Unilever moves to Quarterly Trading Statements in April 2011

Unilever announced today that it will change the way it reports its results. As from the start of the 2011 financial year Unilever will release a quarterly trading statement for quarters 1 and 3 instead of publishing full financial results. Unilever will continue to host webcasts to present and discuss the trading statements.

The quarterly trading statements will provide details of Unilever's sales performance in the quarter, with enhanced category disclosure and a full accompanying commentary.

Unilever is making this change to provide a better understanding of the top-line performance of the business, its categories and brands on a quarterly basis, whilst ensuring that the discussion of the full financial results is focused on a more meaningful time period of six months. The intention is to enhance communication of performance and to move from a short to a longer term focus better reflecting the way Unilever manages the business.

This approach is currently adopted by many European peer companies and is compliant with the relevant regulations and laws. Unilever has consulted widely about this change and has received strong positive feedback from investors.

Unilever will continue to publish full financial results for the half-year and full year, also incorporating the enhanced category disclosure.

The first quarterly trading statement will be published for quarter 1 2011 on April 28th 2011. Further details can be found on
www.unilever.com

- ENDS -
About Unilever:
Unilever works to create a better future every day.  We help people feel good, look good and get more out of life with brands and services that are good for them and good for others.
Unilever is one of the world's leading suppliers of fast moving consumer goods with strong operations in more than 100 countries and sales in 170. Unilever products are present in more than half the households on the planet and are used over two billion times a day.
Our portfolio includes some of the world's best known and most loved brands including eleven €1 billion brands, and global leadership in many categories in which we operate.  The portfolio features iconic brands such as: Knorr, Hellmann's, Lipton, Dove, Vaseline, Persil, Cif, Marmite and Pot Noodle.
We have around 163,000 employees in approaching 100 countries, and generated annual sales of
€40 billion in 2009.  For more information about Unilever and its brands, please visit
www.unilever.com

Unilever is Food Industry Leader in the Dow Jones Sustainability World Indexes for the 12th year running. We are included in the FTSE4Good Index Series and attained a top environmental score of 5, leading to inclusion in the FTSE4Good Environmental Leaders Europe 40 Index. We are also ranked 7th in the Global 100 Most Sustainable Corporations in the World, a list compiled by Corporate Knights Magazine.  We achieved Platinum Plus standard in the UK's Business in the Community Corporate Responsibility Index 2009, and were named Company of the Year in 2010.

Safe Harbour

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends', 'believes' or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, economic slowdown, industry consolidation, access to credit markets, recruitment levels, reputational risks, commodity prices, continued availability of raw materials, prioritisation of projects, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, consumer demands, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the 20-F Report and the Annual Report and Accounts 2009. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.